Filed Pursuant to Rule 433(d)

Registration Statement No. 333-157759-02

July 1, 2009

Final Term Sheet

Issuer:	Tampa Electric Company
Principal Amount:	$100,000,000
Maturity:	May 15, 2018
Coupon:	6.100%
Initial Price to Public:	102.988% per Note, plus accrued interest from May 15, 2009.
Yield to maturity:	5.665%
Spread to Benchmark Treasury:	+210 bps
Benchmark Treasury:	10-Year 3.125%, due May 15, 2019
Benchmark Treasury Yield:	3.565%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2009
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 35 basis points
Settlement:	T+3; July 7, 2009
Ratings*(Moody’s/S&P/Fitch):	Baa1/ BBB /BBB+
CUSIP:	875127AX0
Joint Book-running Managers	J.P. Morgan Securities Inc. & SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533 or SunTrust Robinson Humphrey, Inc. at (800) 685-4786.